KARAT PACKAGING INC.

6185 Kimball Avenue

Chino, California 91708

(626) 965-8882

April 12, 2021

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: Karat Packaging Inc.

Registration Statement on Form S-1

File No. 333-253270

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Karat Packaging Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on Wednesday, April 14, 2021, or as soon thereafter as is practicable.

The Company understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Also, the Company authorizes Mark Liu or Christina Russo at Akerman LLP to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission.

Please call Mr. Liu or Ms. Russo at Akerman LLP at (213) 688-9500 as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ Alan Yu

Alan Yu

Chief Executive Officer